Rentokil Initial

RECEIVED
2007 JAN 15 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

[redacted]

07020339

FILE NO: 82-34878

2 January 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

2005

SUPPL

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Director/PDMR Shareholding 6.2 Holdings in Company 6.3 Total Voting Rights 6.4 Acquisition

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

dlw 1/17

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

6.1

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

Rentokil Initial PLC
07 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC.................

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) and (ii)....................................

3. Name of person discharging managerial responsibilities/director

ANDREW MACFARLANE.....................

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

...N/A.................................

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSON NAMED IN (3)..............................

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 1PENCE........................

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ANDREW MACFARLANE.........

....

8 State the nature of the transaction

ACQUISITION AND SALE OF PART TO SATISFY TAX LIABILITY

....

9. Number of shares, debentures or financial instruments relating to shares acquired

101,667.................................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

...0.0556%...............................

11. Number of shares, debentures or financial instruments relating to shares disposed

41,638..................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0223..................................

13. Price per share or value of transaction

147.25 (PURCHASE AND SALE)...................................

14. Date and place of transaction

6 DECEMBER 2006......LONDON..............................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

59,984....................................

16. Date issuer informed of transaction

6 DECEMBER 2006....................................

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

............N/A........................

18. Period during which or date on which it can be exercised

...............N/A.....................

19. Total amount paid (if any) for grant of the option

..................N/A..................

20. Description of shares or debentures involved (class and number)

.....................N/A...............

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................N/A...............

22. Total number of shares or debentures over which options held following notification

....................N/A..............

23. Any additional information

...SALE TO SATISFY TAX LIABILITY................................

24. Name of contact and telephone number for queries

PAUL GRIFFITHS 020 7866 3021................................

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

...7DECEMBER 2006................................

END

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

Rentokil Initial PLC
20 December 2006

Rentokil Initial plc

20 December 2006

Directors' holdings

Alan Giles and Duncan Tatton Brown, who are directors of the company, have today each purchased for their own account 2000 ordinary shares in the company at a price of 166.5 pence per share.

Peter Bamford, who was appointed a director on 10th July 2006, was on appointment and remains beneficially interested in 50,000 ordinary shares in the company.

Ends

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

Rentokil Initial PLC
21 December 2006

Rentokil Initial plc

21 December 2006

Director's holding

Peter Long, who is a director of the company, has today purchased for his own account 2000 ordinary shares in the company at a price of 166.189 pence per share.

Ends

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
11 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth	299,400
Northern Trust, London -	568,600
State Street Bank and Trust Co	857,500
State Street Bank and Trust Co	18,789,300
JP Morgan - Bournemouth	4,475,518
Brown Brothers Harriman, Luxemburg -	18,221,536
Northern Trust, London -	56,300
Bank of New York, Europe Ldn -	3,847,400
BNP Paribas Paris	2,030,100

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

34,467,809

8. Percentage of issued class

1.90%

9. Class of security

Ordinary 1p

10. Date of transaction

1 December 2006

11th Date company informed

8th December 2006

12. Total holding following this notification

49,145,654

13. Total percentage holding of issued class following this notification

2.71%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

11th December 2006

3

Rentokil Initial

Rentokil Initial PLC - Total Voting Rights

Rentokil Initial PLC
20 December 2006

Rentokil Initial plc

20th December 2006

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Rentokil Initial plc's issued capital consists of 1,814,432,961 ordinary shares with voting rights.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Rentokil-Initial plc under the FSA's Disclosure and Transparency Rules.

Ends

Rentokil Initial

Rentokil Initial PLC - Acquisition

Rentokil Initial PLC
22 December 2006

22 December 2006

RENTOKIL INITIAL COMPLETES ACQUISITION OF TARGET EXPRESS

Rentokil Initial plc (the 'Company') today announces that it has, through a subsidiary, completed the acquisition of the remaining 10 per cent of share capital of Target Express Holdings Limited. On 30 November, 2006, the Company reported that it had received acceptances in respect of 90 per cent of the share capital.

\- Ends -

Notes to Editors

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

For further information, please contact:

Rentokil Initial plc
Malcolm Padley, Corporate Communications - 020 7866 3027 / 07788 978 199

Brunswick Group
Tom Williams - 020 7 404 5959 / 07834 502 361
Jon Rhodes - 020 7404 5959 / 07974 982 334